Exhibit 99.1

VSA Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, China, July 9, 2025 /PRNewswire/ -- TCTM Kids IT Education Inc. (NASDAQ: VSA) (“VSA” or the “Company”), an emerging technology services company, specializing in biomedical applications, research & development and online education, today announced that it has received a written compliance notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated July 7, 2025, notifying the Company that it has regained compliance with the minimum bid price of US$1.00 per share requirement set forth under the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As previously announced, on January 3, 2025, the Company was notified by Nasdaq that the Company was not in compliance with the Minimum Bid Price Requirement, as the closing bid price of the Company’s American depositary shares (“ADSs”) was below US$1.00 per share for 30 consecutive business days.

On July 7, 2025, Nasdaq determined that for the last 19 consecutive business days, from June 6, 2025 to July 3, 2025, the closing bid price of the Company’s ADSs has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and Nasdaq considers this matter now closed.

About TCTM Kids IT Education Inc.

VSA is an emerging technology services company, specializing in biomedical applications, research & development and online education. We are dedicated to advancing AI-powered healthcare and biotech solutions that transform industries. Our mission is to empower individuals and organizations through intelligent systems, bridging innovation with real-world impact to create a smarter, more connected future.

Safe Harbor Statement

This current report contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. TCTM may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about TCTM’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements.

For further information, please contact:

Investor Relations Contact

TCTM Kids IT Education Inc.

Email: ir@tctm.cn